Multisys Language Solutions, Inc
8045 Dolce Volpe Avenue
Las Vegas, Nevada 89178

Via Electronic Submission through EDGAR

October 27, 2010

Securities and Exchange Commission
Division of Corporation Finance
Mail-Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Attention: Maryse Mills-Apenteng

RE: Multisys Language Solutions, Inc.
       Amended Preliminary Information Statement on Schedule 14A
       Filed October 21, 2010
       File No. 000-53632

Dear Ms. Mills-Apenteng,

        This cover letter and the accompanying redlined Preliminary 14A amendment are being filed as a correspondence on EDGAR in response to the Staff's comment letter to us, dated October 25, 2010, in connection with our above referenced amended Preliminary 14A filing on October 21, 2010.   Responses to the comments contained in the comment letter follow the response number below. All references to sections and page numbers refer to the amended Preliminary Schedule 14A, unless indicated otherwise. We will be filing a non-redlined version on EDGAR for public dissemination soon after this correspondence is filed.

1.   There are 28 members of Holms Energy, LLC, including Val and Mari Holms, as well as Frank Blair, Karen Midtlyng and Ken Jensen, whose profiles are included under Information about Directors and Executive Officers of Multisys After Change in Control section starting on page 18 since they will be director nominees of Holms Energy.   We do not believe that the number of members should make the Section 4(2) exemption unavailable since the members who receive restricted shares from Multisys will each sign investor representation letters indicating that they are sophisticated investors who have the business experience and resources to assess the valuation of the transaction and an undertaking not to sell their shares without an applicable exemption from registration. As we noted previously, we will be furnishing the members with copies of our recent periodic filings including the Form 10-K for the year ended December 31, 2009, Form 10-Q for the quarter ended March 31, 2010, Form 10-Q for the quarter ended June 30, 2010 as well as a copy of the definitive 14A with regards to this special meeting of stockholders.

        However, if you don't agree to us relying on Section 4(2) exemption, we will also comply with Rule 505, Regulation D with regard to this transaction to ensure that the transaction is covered by an applicable exemption from registration, unless, providing the members with a private placement memorandum, having them sign accredited investor questionnaires where applicable, and filing a Form D after the closing.

2.   We have added additional disclosure in the new Royalty section on page 11 of the amended preliminary 14A to explain how the 5% overriding royalty interest being paid by Holms Energy, LLC and the 8.5% landowner royalty interest Multisys will receive will be calculated. Upon the closing of the acquisition of the Holms Energy mineral rights assets and 50% of the Greenfield landowner royalty interest, Multisys will then earn an 8.50% average landowner royalty interest, composed of a 5.66% average landowner royalty interest acquired from Holms

Energy and a 2.83% average landowner royalty interest acquired from the Greenfields. The landowner royalty interest is the revenue royalty paid by the contracted oil drilling company (Oasis Petroleum for instance) on whatever revenue they achieve from the particular lease. If the contracted drilling company recovers $100,000 in oil, and if that lease had a landowner royalty of 8.5%, Multisys would receive $8,500 in royalty payments. Pursuant to the 5% overriding royalty interest on all oil and gas revenue received by Multisys from the assets purchased from Holms Energy, Holm Energy would receive a 5% royalty payment of $425 from Multisys.

3.   We have amended the headings in the Description of Property and Leases chart on page 14 and added a clarification paragraph below it to indicate the percentage interest that Multisys will receive under the agreement.

4.   Item 14(b)(6) of Schedule 14A states:

        "If a report, opinion or appraisal materially relating to the transaction has been received from an outside party, and   is referred to in the proxy statement, furnish the information required by Item 1015(b) of Regulation M-A (§229.1015   of this chapter)."

        In the proxy statement, we have removed reference to the two reports in the Reasons for Entering into the Option to Purchase Assets Agreement with Holms Energy and therefore, according to this rule, we are not required to furnish any information on the reports within the proxy statement. These reports were supplied to our directors as part of our due diligence process. We believe the information contained in the two said reports is non-material because the reports are only rough estimates of the assets based on geologic data of the surrounding areas, existing wells in the general area, limited seismic work undertaken by the North Dakota Geological Survey, and do not contain official appraisals, reserve analysis, provide official opinions, or any strong materially supported facts that would be considered in-depth independent reports. As of this date and until such time as wells are actually drilled on the subject property, the property is still deemed to be exploratory in nature.

5.   As stated in the Change of Control of MLS section on page 15, directors and executive officers of Multisys will have no role in the new business of the company upon the closing of the acquisition. We have added duplicative disclosure to the Information about Directors and Executive Officers of Multisys After Change in Control section on page 18, as requested, to clarify that directly after the closing of the asset purchase transaction with Holms Energy, the current directors of MLS will appoint the nominees designated by Holms Energy, LLC, as members of the board of directors of MLS. Subsequently, the current officers and directors of MLS will resign their positions at MLS, clearing the way for the appointment of new executive officers by the new board of directors of MLS.

        We acknowledge the company is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission horn taking any action with respect to the filing, and that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please do not hesitate to contact the undersigned at (702) 499-3990 or our securities counsel, Michael R. Espey at (206) 860-6022 should you have any questions, comments, or responses about the contents of this letter. Our company fax number is (702) 685-8887.

                        Sincerely,

                        /s/ Janelle Edington
                        Janelle Edington
                        President & Chief Executive Officer
                        Multisys Language Solutions, Inc.